

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2019

Jason A. Amello
Senior Vice President, Chief Financial Officer and Treasurer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

      Re: Akebia Therapeutics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 26, 2019
          File No. 001-36352

Dear Mr. Amello:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences